October 8, 2021
VIA EDGAR

Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
Attention:    Joseph Cascarano
     Robert S. Littlepage

Re: Citrix Systems, Inc.
Form 10-K for Fiscal Year Ended December 31, 2020
Filed February 8, 2021
Form 10-Q for the Quarterly Period Ended June 30, 2021
Filed July 30, 2021
File No. 000-27084

Gentlemen:
This letter is submitted on behalf of Citrix Systems, Inc. (the “Company”) in response to the comment of the staff of the Division of Corporation Finance of the Securities and Exchange Commission as set forth in your letter to Arlen R. Shenkman dated September 27, 2021 (the “Comment Letter”) with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020 and the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2021. For reference purposes, the text of the Comment Letter has been reproduced herein with the Company’s response below the applicable comment.
Form 10-Q for the Quarterly Period Ended June 30, 2021
 Note 6. Acquisitions, page 14
1.    We note on February 26, 2021 you completed the acquisition of Wrike, Inc. for approximately $2.07 billion. Please tell us how you considered Rule 3-05 of Regulation S-X in evaluating the significance of this acquisition and whether you are required to provide audited financial statements for Wrike, Inc. and pro forma information. As part of your response, provide us with the results of your significance tests.
851 Cypress Creek Road, Fort Lauderdale, FL 33309, USA    citrix.com
954 267 3000 Phone
800 424 8749 Toll Free

Division of Corporation Finance
Securities and Exchange Commission
October 8, 2021

Response:

To determine if the acquisition of Wrike, Inc. (“Wrike”) qualified as a significant acquisition requiring the filing of audited financial statements and pro forma information, the Company measured the significance of the acquisition under Rule 3-05 of Regulation S-X, as amended on May 20, 2020 by SEC Release No. 33-10786, using the three significance tests: (1) the investment test; (2) the asset test; and (3) the income test. Set forth below is the Company’s analysis under Rules 3-05 and 1-02(w) of Regulation S-X, as well as the results for each of the three significance tests. When applying the asset and income tests, the Company used the consolidated financial statements of each of the Company and Wrike as of and for the year ended December 31, 2020, the most recently completed fiscal year prior to the acquisition.
•Investment Test: Under the investment test, the Company compared the purchase price for the Wrike acquisition with the aggregate worldwide market value of the Company’s common equity. The Company’s aggregate worldwide market value was computed using the last five trading days of December 2020, which was the Company’s most recently completed month ended before the earlier of its announcement of the transaction or the agreement date. The investment test resulted in a significance level of 12.9%, based on the purchase price for the Wrike acquisition of $2.07 billion and the Company’s aggregate worldwide market value of common equity of $16.03 billion.
•Asset Test: Under the asset test, the Company compared the total consolidated assets of Wrike with the Company’s total consolidated assets as of the end of fiscal year 2020. The asset test resulted in a significance level of 14.6%, based on Wrike’s total assets of $712.9 million and the Company’s total assets of $4.89 billion.
•Income Test: Under the income test, the Company used the lower of (a) the absolute value of Wrike’s pre-tax loss compared to the pre-tax income of the Company for fiscal year 2020 and (b) Wrike’s total consolidated revenues compared to the Company’s total consolidated revenues for fiscal year 2020. The net income component of the test resulted in a significance level of 16.0%, based on Wrike’s pre-tax loss of $(88.5) million and the Company’s pre-tax income of $554.9 million, and the revenue component of the test resulted in a significance level of 4.1%, based on Wrike’s total consolidated revenues of $131.9 million and the Company’s total consolidated revenues of $3.24 billion. Therefore, using the lower of such percentages, the income test resulted in a significance level of 4.1%.
Upon completing the tests above, management noted that all significance tests were below 20% and therefore concluded that audited financial statements and pro forma information, pursuant to Rule 3-05 and Article 11 of Regulation S-X, respectively, for the Wrike acquisition were not required.

Division of Corporation Finance
Securities and Exchange Commission
October 8, 2021

If you should have any questions regarding the above, please contact the undersigned at (954) 267-3000.
Sincerely,

/s/ Arlen R. Shenkman _

Arlen R. Shenkman
Executive Vice President and Chief Financial Officer

cc:    Antonio G. Gomes, Executive Vice President, Chief Legal Officer and Secretary
    Lisa R. Haddad, Esq., Goodwin Procter LLP